Exhibit 4(B)2

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Home Office: Cincinnati, Ohio

Administrative Office: [P.O. Box 5420, Cincinnati, Ohio 45201-5420]

INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT

The annuity contract (the “Contract”) is changed by this Individual Retirement Annuity Endorsement (this “Endorsement”) to add the following additional provisions:

Applicable Tax Law Restrictions

The Contract is intended to receive contributions that qualify for deferred tax treatment under Internal Revenue Code (“IRC”) Section 408(b). It is restricted as required by federal tax law. We may change the terms of the Contract or administer it at any time as needed to comply with that law. Any such change may be applied retroactively to the extent permitted by law.

Exclusive Benefit

The Contract is established for the exclusive benefit of you and your beneficiaries. Your interest in the Contract is nonforfeitable.

Nonparticipating

The Contract does not pay dividends or share in our surplus.

No Assignment or Transfer

You cannot assign, sell, or transfer your interest in the Contract. You cannot pledge it to secure a loan or the performance of an obligation, or for any other purpose. The only exceptions to these rules are:

1)

all or part of your interest in the Contract may be transferred to your spouse or former spouse (as defined by federal law) under a divorce or separation instrument described in IRC Section 71(b)(2)(A); and

2)	payments from the Contract may be based on joint lives or joint life expectancies of you and another person, but such other person shall have no present rights under the Contract during your lifetime.

Contributions

The Contract does not require fixed contributions or other premiums or purchase payments, but we may decline to accept any premium or purchase payment of less than $50. The Contract will not lapse if you do not make premiums or purchase payments. We may terminate the Contract pursuant to any involuntary surrender or termination provision of the Contract only if premiums or purchase payments have not been made for at least two full Contract years and the value of the Contract (increased by any guaranteed interest) would provide a benefit on the Annuity Commencement Date, maturity date, or annuity date of less than $20 a month under the standard form of payment.

All contributions to us must be made in cash BY CHECK OR MONEY ORDER MADE PAYABLE TO US.

Total contributions made to the Contract with respect to any single tax year may not exceed the annual contribution limit, excluding any payment that is:

1)	allowed as a rollover contribution under IRC Section 402(c), 402(e)(6), 403(a)(4), 403(b)(8), 403(b)(10), 408(d)(3), or 457(e)(16);

2)	a contribution made in accordance with the terms of a Simplified Employee Pension (SEP) described in IRC Section 408(k); or

3)

an additional contribution specifically authorized by statute, such as repayments of qualified reservist distributions, repayments of certain plan distributions made on account of a federally declared disaster, certain amounts received in connection with the Exxon Valdez litigation, and contributions for taxable years beginning after 2006 and before 2010 by an individual who was a participant in a 401(k) plan of a certain employer in bankruptcy described in IRC Section 219(b)(5)(C).

The annual contribution limit is $5,000 for any tax year beginning in 2008 and years thereafter. After 2008, the annual contribution limit will be adjusted by the Secretary of the Treasury for cost-of-living increases under IRC Section 219(b)(5)(C). Such adjustments will be in multiples of $500.

If you are age 50 or older, the annual contribution limit is increased by $1,000 for any tax year beginning in 2006 and years thereafter.

The Contract will not accept contributions made by an employer through a SIMPLE IRA plan under IRC Section 408(p). The Contract will not accept a transfer or rollover of any funds attributable to contributions made by an employer through a SIMPLE IRA plan until at least two years after the date you first participated in that employer’s SIMPLE IRA plan.

The Contract will not accept a rollover contribution to an Inherited IRA for a nonspouse beneficiary under IRC Section 402(c)(11), 403(a)(4)(B), 403(b)(8)(B), or 457(e)(16)(B). The Contract will not accept a transfer from an Inherited IRA within the meaning of IRC Section 408(d)(3)(C).

Annual Report

We will furnish annual calendar year reports concerning the status of the Contract and such information concerning required minimum distributions as is prescribed by the Commissioner of Internal Revenue.

Required Minimum Distributions During Life

Distributions from the Contract shall be made in accordance with the requirements of IRC Section 408(b)(3) and the regulations thereunder. If distributions are not made in the form of an annuity on an irrevocable basis (except for acceleration), then distribution of your entire interest in the Contract must satisfy the requirements of IRC Section 408(a)(6) and the regulations thereunder instead of the requirements set out herein.

The Required Beginning Date for distributions from the Contract is April 1 following the calendar year in which you reach age 70-1/2. No later than the Required Beginning Date, your entire interest in the Contract must begin to be distributed over (i) your life or the lives of you and your designated beneficiary, or (ii) a period certain not to exceed your life expectancy or the joint and last survivor expectancy of you and your designated beneficiary. Payments must be made in periodic payments at intervals of no longer than one (1) year, and must be either nonincreasing or they may increase only as provided in Q&A-1 and Q&A-4 of Section 1.401(a)(9)-6 of the Income Tax Regulations. In addition, any distribution must satisfy the incidental benefit requirements specified in Q&A-2 of Section 1.401(a)(9)-6 of the Income Tax Regulations.

The distribution periods described above cannot exceed the periods specified in Section 1.401(a)(9)-6 of the Income Tax Regulations. The first required payment can be made as late as the Required Beginning Date and must be the payment that is required for a single payment interval. The second payment need not be made until the end of the next payment interval.

Your entire interest in the Contract includes the amount of any outstanding rollover, transfer, or recharacterization under Q&A-7 or Q&A-8 of Section 1.408-8 of the Income Tax Regulations, and the actuarial value of any other benefits provided under the Contract, such as guaranteed death benefits, to the extent required by regulations.

Required Minimum Distributions After Death

If you die after required distributions begin, the remaining portion of your interest in the Contract will continue to be distributed under the Contract option chosen.

If you die before required distributions begin, your entire interest in the Contract will be distributed as least as rapidly as follows:

1)

If your designated beneficiary is not your surviving spouse (as defined by federal tax law), then your entire interest in the Contract must be distributed over the remaining life expectancy of the designated beneficiary, with payments starting by the end of the calendar year following the calendar year of your death. The life expectancy of the designated beneficiary is determined using his or her age as of his or her birthday in the year following the year of your death. Alternatively, if elected, your entire interest in the Contract must be distributed by the end of the calendar year that contains the fifth anniversary of your death.

2)

If your sole designated beneficiary is your surviving spouse (as defined by federal tax law), then your entire interest in the Contract must be distributed over your spouse’s life expectancy, with payments starting by the end of the calendar year following the calendar year of your death, or if later, by the end of the calendar year in which you would have reached age 70-1/2. Alternatively, if elected, your entire interest in the Contract must be distributed by the end of the calendar year that contains the fifth anniversary of your death.

If your surviving spouse dies before required distributions begin to him or her, then the remaining interest will be distributed over the remaining life expectancy of your spouse’s designated beneficiary, with payments starting by the end of the calendar year following the calendar year of your spouse’s death. The life expectancy of your spouse’s designated beneficiary will be determined using his or her age as of his or her birthday in the year following the death of your spouse. Alternatively, if elected, or if your surviving spouse dies and there is no designated beneficiary, then the remaining interest in the Contract will be distributed by the end of the calendar year that contains the fifth anniversary of your surviving spouse’s death.

If your surviving spouse dies after required distributions begin to him or her, then any remaining interest will continue to be distributed under the Contract option chosen.

3)	If there is no designated beneficiary, then your entire interest in the Contract will be distributed by the end of the calendar year containing the fifth anniversary of your death.

Life expectancy is determined using the Single Life Table in Q&A-1 of Section 1.401(a)(9)-9 of the Income Tax Regulations. If distributions are being made to your surviving spouse as your sole designated beneficiary, your spouse’s remaining life expectancy for a year is the number in the Single Life Table corresponding to such spouse’s age on his or her birthday in the year. In all other cases, remaining life expectancy for a year is the number in the Single Life Table in the year such individual’s life expectancy is first determined, reduced by one (1) for each subsequent year.

Required distributions are considered to begin on your Required Beginning Date or, if applicable, on the date distributions are required to begin to your surviving spouse. However, if distributions under the Contract start prior to such date on an irrevocable basis (except for acceleration) in a form meeting the requirements of Section 1.401(a)(9)-6 of the Income Tax Regulations, then required distributions are considered to begin on the annuity starting date.

Your entire interest in the Contract includes the amount of any outstanding rollover, transfer, or recharacterization under Q&A-7 or Q&A-8 of Section 1.408-8 of the Income Tax Regulations, and the actuarial value of any other benefits provided under the Contract, such as guaranteed death benefits, to the extent required by regulations.

For purposes of this provision, a designated beneficiary is an individual designated under the Contract to receive payments after your death (or the death of your surviving spouse) and who qualifies as a designated beneficiary under Section 1.401(a)(9)-4 of the Income Tax Regulations.

If your sole designated beneficiary is your surviving spouse (as defined by federal tax law), then your spouse may elect to treat the Contract as his or her own IRA. This election will be deemed to have been made if he or she becomes Successor Owner of the Contract or fails to take required distributions from the Contract as a beneficiary. No contribution, rollover, or transfer to the Contract may be made after your death unless your spouse (as defined by federal tax law) becomes Successor Owner.

This Endorsement is part of the Contract. It is not a separate contract. It changes the Contract only as and to the extent stated. It supersedes all prior Individual Retirement Annuity endorsements. In all cases of conflict with the other terms of the Contract, the provisions of this Endorsement shall control.

Signed for us at our office as of the date of issue.

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[MARK F. MUETHING]	[JOHN P. GRUBER]
[PRESIDENT]	[SECRETARY]